March 3, 2010

Mr. Christian Windsor
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Kentucky First Federal Bancorp
Form 10-K for the Fiscal Year Ended June 30, 2009
File No. 0-51176

Dear Mr. Windsor:

This letter is in response to your letter dated February 17, 2010, in which you provide comments pursuant to your review of the above-referenced filing of Kentucky First Federal Bancorp (“KFFB”) and your request for our response to those comments.

Our response will be provided in the same format as outlined in your letter and is as follows:

Form 10-K for the year ended June 30, 2009

Item 73  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.
In each of the recent periods, your dividends paid have exceeded your earnings per share.  Revise your Management’s Discussion to provide management’s view of your current investment prospects at the bank or holding company level and the reason that management has consistently paid dividends that exceeded your earnings and therefore reduced your net enterprise value.

Christian Windsor
Securities and Exchange Commission
March 3, 2010

Item 1 Response:  In future filings we will expand Management’s Discussion to include management’s view of the current investment prospects, as well as provide more insight regarding management’s decision to maintain its historical dividend level and that decision’s impact on net enterprise value.

Statement of Financial Condition

Loans (page 11 of Exhibit 13, 2009 Annual Report)

2.
We note on page 13 that your non-performing loans have increased primarily due to loans secured by multi-family residential property that entered into foreclosure proceedings during the year.  We further note that you recorded a $52,000 specific provision for loan loss during 2009 related to this loan, in which nonperforming loans increased by $2.0 million related to this loan in 2009.  We also note in Form 10-Q for the period ended September 30, 2009 that you recorded an additional $925,000 specific provision for loans to this borrower based on the estimated fair value of the underlying collateral less cost to sell.  Please provide us with a comprehensive response which provides a detailed analysis and timeline of events supporting your decision and the timing of the specific provisions for loan losses for this particular loan relationship and the carrying value of this loan.  In your response, specifically address the following:

•	Tell us when this loan was originated and relevant payment history information, when you classified this loan as non-performing, and when this loan defaulted;
•	Tell us specifically how you determined the amount of provisions to record during the periods ended June 30, 2009, September 30, 2009 and December 31, 2009 (if applicable after filing your 10-Q); and
•
Tell us when you most recently obtained an independent appraisal(s) that resulted in the specific provisions recorded as of June 30, 2009, September 30, 2009 and December 31, 2009 (if applicable after filing your 10-Q) which supports the current carrying value of this loan.  Additionally, please specifically disclose the last appraisal date and the type of appraisal obtained such as a new full appraisal or an update of a prior full appraisal, as applicable.

Item 2 Response:  The specific reserves described in this comment, in fact, relate to two separate and unrelated lending relationships, which we refer to herein as “Borrower A” and “Borrower B.”

Christian Windsor
Securities and Exchange Commission
March 3, 2010

Item 2 Response (continued)
Borrower A, with outstanding principal in the aggregate of approximately $553,000, was approximately 140 days delinquent on his two loans at June 30, 2009.  These were considered nonperforming.  His loans were originated in 2007.  The larger of the two loans, with a principal balance of $435,000, is secured by multi-family property on which we obtained a new restricted use appraisal from an independent appraiser on July 10, 2009.  At June 30, 2009, we determined that a reserve of $41,000 was appropriate for this loan.  Borrower A’s other loan is secured by 1-4 family rental property with a principal balance of $118,400.  We did not perform a new appraisal because we did not have permission to access this property.  However, we estimated the current value based on information available to us and determined that a reserve of $11,000 was appropriate for this loan at June 30, 2009.  We continue to review these loans but have not seen the need to adjust the provisions subsequent to June 30, 2009.

Borrower B is the guarantor on loans that have an outstanding principal balance in the aggregate of approximately $5.0 million.  At June 30, his loans ranged between 55 and 83 days delinquent.  Only one of these loans ($1.4 million) was determined to be non-performing at June 30, 2009.  On July 7, 2009, Borrower B made at least one payment on all of his loans.  At that time he requested that he be allowed to make interest-only payments for a period of time.  At this time we began to analyze the credit relationship by gathering data discussed herein.

This borrower has four general groups of loans/properties:

Group 1, with principal balances of $2.9 million, is the largest group and is comprised of two loans, which are secured by a number of single-family rental properties.   Both of these loans were originated in 2007, at which time the underlying collateral was appraised at $3.8 million.  As of June 30, 2009, we analyzed the value on a per unit basis, based on recent sales in the area with relative square footage adjustments.  We requested and, the borrower provided us with, various information including rent rolls and updated income tax returns.  Commensurate with the origination of the loans, we obtained an assignment of rents agreements, which we have not yet enforced.  Based on this analysis, management determined that no specific reserve was appropriate given the available information.  Management believed then and still believes at present that the properties produce sufficient cash flow to cover the cost of operations and debt service and to provide a reasonable profit.

Borrower B’s $1.4 million loan, a component of Group 1 above, and the loans of Borrower A are responsible for the increase in non-performing loans at June 30, 2009.

Christian Windsor
Securities and Exchange Commission
March 3, 2010

Item 2 response (continued)
Group 2, with principal balances of $1.1 million, is secured by several 1-4 family rental properties.  These loans were originally made in 1996, although some have been subsequently refinanced.  A new appraisal of a representative property was performed in July, 2009, which indicated an aggregate value of $1.4 million.

Group 3 is a single loan with a principal balance of $600,000.  It is secured primarily by three single-family units.  We made a construction loan in 2007 and refinanced that loan to permanent financing in April, 2009.  An update to the original appraisal in 2008 indicated a value of $540,000.   Additional collateral is provided by second mortgages on some other properties (some of which are also in Group 2.)  Consequently, at June 30, 2009, we determined that a specific reserve of $4,000 was appropriate.

Group 4, with principal balances totaling $147,000, is secured by two duplexes.  These loans were originally made in 2000, although one was subsequently refinanced.  These properties have not be reappraised, because of the relatively low loan balances (both in terms of the aggregate outstanding principal and in ratio of outstanding principal to the original appraisals), and based on management’s familiarity with the area.  No specific reserve was assigned to these properties at June 30, 2009.

The loans included in Group 1 were reviewed as part of the regular examination conducted by our federal regulator, the Office of Thrift Supervision.  Our field examiners suggested that a new appraisal using a discounted sales approach was appropriate for the type of property.  On October 29, 2009, we received a new appraisal of the properties and the new appraisal, which utilized the discounted sales approach and used comparable sales of developments of a similar size, although not within the immediate geographic area, estimated the value of the collateral at $2.0 million.  Accordingly, with respect to the September 30, 2009 period, we established a specific reserve of $925,000 on Borrower B’s loans.

Certain Relationship and Related Transactions, and Director Independence, page 26

Transactions with Related Persons (page 15 of proxy statement on Schedule 14A)

3.
We note the disclosure that loans have been made to executive officers and directors “on substantially the same terms as those prevailing at the time for comparable transactions with other persons.”  Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Christian Windsor
Securities and Exchange Commission
March 3, 2010

Item 3 Response:  We do confirm that loans made to executive officers and directors were and are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  Further, future filings will reflect the clarifying language of the previous statement.

Item 8.  Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note A-Summary of Significant Accounting Policies

13. Disclosures About Fair Value of Assets and Liabilities

Impaired Loans (page 42 of Exhibit 13,  2009 Annual Report)

4.	We note your disclosure herein that you determine the fair value of collateral-dependent impaired loans using appraisals. Please tell us and revise your future filings to disclose the following:

•	How and when you obtain updated third-party appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;
•
The typical timing surrounding the recognition of a loan as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off.  In this regard, tell us if there have been any significant time lapses during this process; and

•
How you account for any partially-charged-off loans subsequent to receiving an updated appraisal.  In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc).

Item 4 Response:

We typically recognize a loan as non-performing when it becomes 90 days delinquent. A loan is determined to be collateral-dependent when the circumstances of the borrower indicate that we can no longer rely upon the overall financial strength of that borrower to comply with the terms of the loan and that the loan will likely be repaid in whole or in part by proceeds from the sale of the collateral.  We utilize a quarterly analysis of our

Christian Windsor
Securities and Exchange Commission
March 3, 2010

Item 4 Response (continued)
loans to determine periodic provisions and charge-offs.  We classify loans either as homogenous loans or other loans.  While loans in the other category receive additional scrutiny, homogenous loans are analyzed in the aggregate according to various criteria. Non-homogenous loans are then classified as impaired or unimpaired.  Impaired loans may or may not involve specific valuation allowances.  Updated independent appraisals are ordered in some situations where management has determined that a loan is being evaluated for impairment.  There usually are no material lapses in time during the impairment analysis and we do not believe any undue lapse occurred with our evaluation of loans referenced herein.  Recognition of a provision or charge-off of a loan would occur as soon as management has sufficient information (including results of an updated appraisal) to make such a determination.  Our disclosures will continue to provide additional detail about the components of the valuation allowances (general versus specific.)

We account for partially-charged-off loans subsequent to receiving an updated appraisal by establishing a specific reserve for the loan.  Such loans would remain in a nonperforming status until the loan no longer has incidents of impairment, the loan payments have returned to a consistent status of current and the specific reserve has been removed from the loan.  If the loan were to be restructured to aid the collectability (a practice that the Company has rarely executed in the past), the loan would remain in non-performing status for at least six months, assuming payments were made as agreed during that period.

Christian Windsor
Securities and Exchange Commission
March 3, 2010

In connection with our response to your comments, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ R. Clay Hulette

R. Clay Hulette
Vice President and Chief Financial Officer

cc:	Gregory Dundas
David Irving
William Schroeder